Exhibit 5.2

                                    CONTRACT
                                No No CIF-05-04

MOSCOW 28 May 2004.

          FUELNATIONAL Inc. registered and acting in accordance with the legislation of USA, hereinafter referred to as "Buyer", represented by Mr. Chris Salmonson, CEO, on the one part, and Closed Joint Stock Company [[YUGRA-HOLDING]], registered and acting in accordance with legislation of RF, hereinafter referred to as "Seller", represented by Mr. V.A.Churilov, Director General, acting on the basis of Charter, on the other part, both hereinafter referred to as Parties, have concluded the present Contract as follows:

                           1. SUBJECT OF THE CONTRACT

1.1 The Seller has sold and the Buyer has bought Gas Oil, Brand L-02-62 (D-2), hereinafter referred to as the Goods, on CIF conditions, Ports of the Gulf of Mexico, to be supplied monthly by shipments of average 30,000 - 50,000 (thirty to fifty thousand) MT each, during 12 months with further prolongation and possible increase of the amount. The Seller shall deliver to the Buyer Gas Oil, Brand L-02-62 (D-2), on CIF conditions in Ports of the Gulf of Mexico, within 12 months, starting in July of 2004 and up to May of 2005 with further prolongation. The specific Port of discharge of the Goods is to be determined by the Buyer monthly.

1.2 The total Contract quantity is 500,000.00 (five hundred thousand) MT.

1.3. The total amount of the Contract is approximately US $163,500,000.00 (One hundred sixty three million five hundred thousand) US dollars.

                               2. QUALITY CONTROL

2.1. The quality of Goods sold under this Contract shall meet the specification indicated in Appendix No 1 to the present Contract.

2.2. The Seller's liability in regard to the quality of Goods supplied is limited to the specification stated in Appendix No 1 to the present Contract.

2.3. The quality of each shipment of Goods at the port of loading shall be determined in accordance with methods that are common practice in the port of loading.

2.4. While loading of the tanker is in progress arbitration samples shall be taken from the automatic sampler or flowmeter. Sampling should be performed according to the standard procedure of sampling currently accepted in Russia. Samples thus taken shall be thoroughly mixed, then put into bottles and sealed.

2.5. One part of such samples shall be divided into not less than two bottles, sealed by the Seller or its appointed representative and must be placed on board of the tanker under the captain's supervision for handing over to the Buyer or its representative at the discharge port. Another part of samples divided into not less than two bottles shall be sealed by the captain of the transport vessel and delivered to the Seller.

2.6. The taken samples shall be considered as the only samples for arbitration. If loading was done under the observation of the independent inspector appointed by mutual consent of the Parties, samples taken by such inspector shall be considered as arbitration samples.

2.7. Both Parties shall preserve such samples within whole period of duration of the present Contract and in case if the Buyer will present a product liability claim - until such claim would be settled by the Parties.

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                               3. TERM OF DELIVERY

3.1. The Goods sold under this present Contract shall be delivered on the CIF conditions in Ports of the Gulf of Mexico,

3.2. Delivery of the Goods is to be executed within 12 consecutive months, pursuant to the delivery schedule that both Parties agreed with in Appendix No 2 to the present Contract.

3.3. First shipment shall be loaded within 60 (sixteyn) days, starting from the actual date of issue of the documentary Letter of Credit by the Buyer in favour of the Seller.

3.4. The date, stated on the Bill of Lading shall be considered as date of delivery.

3.5. The schedule of monthly shipments under the terms of this Contract may be corrected and co-ordinated by the Parties in compliance with situation on the export oil market and Seller's real possibilities at a given period of time.

3.6. The deadline for coordination of monthly shipments of the Goods for the forthcoming month shall be the 20th (twentieth) day of preceding month of actual shipments.

                               4. PRICE AND VALUE

4. 4.1. The price for the Goods sold under this present Contract is determined in US dollars and understood to be on conditions CIF, Ports of the Gulf of Mexico.

                                       *


4.3 In case there are no "Platt's" quotations for the day of the price calculation (value date), THE quotations of the previous day shall apply. The total value of each shipment of the Goods is calculated on the basis of actual weight of the Goods indicated in relevant B/L.

                               5. TERMS OF PAYMENT

5.1 All payments are subject to unitary customs and practices for Bank Credit Instruments in accordance with the ICC Publication No. 500 (latest Edition).

Garantee of payment for the Goods supplied under the present Contract shall be realised by writing funds down from irrevocable (fully funded for an amount covering 3 (three) months value of the Goods, which equals to 150.000 MT), divisible, transferable Stand-by Letter of Credit as per Appendix No 4 to the present Contract, opened by the Buyer in the Financial Operator's bank within 3 (three) banking days after the receipt by the Buyer through Financial Operator relevant Seller's notification regarding opening of a Stand-by Letter of Credit Performance Guarantee as per Appendix No 3 to the present Contract.

The value of the performance-bond shall be determined in amount of $981,000.00 (nine hundred eighty one thousand) US Dollars. The said amount shall be blocked for a period of twelve (12) months.

* [REGISTRANT HEREBY RESPECTFULLY REQUESTS A CONFIDENTIAL TREATMENT OF THE SUBSECTIONS 4.1.1. THROUGH 4.2 OF THIS AGREEMENT.]


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Seller's Stand-by Letter of Credit Performance Guarantee is to be opened and activated within 2 (two) days from the date of signing of this present Contract by Financial Operator's bank in favor of Buye and receiving premilinary from the Bank to establish a Letter of Credit (Pre - advice).

The sum of L/C is to be calculated on the "Platt's European Marketscan" oil quotes basis published under the title "FOB NWE" for the day preceding the date of signing this Contract, and is defined as total value of 3 full months' products supply, which constitutes $49,050,000.00 (Forty nine million fifty thousand) US dollars.

The Buyer's Stand-by Letter of Credit shall be a security for the Seller for payment for Goods.

5.1.1. The payments for the goods delivered by the Seller to the Buyer shall be denominated in US Dollars. The payments will be made by direct wire transfer from the Buyer's bank account into the Seller's/Finance operator bank account, as agreed to and designated by the agreement between the parties.

5.1.2. Payment for each delivery of goods will be made in full, without offsets within seventeen (17) calendar days from the date arrival of the vessel the port of destination and the Buyer receives all relevant documents ("Relevant Documentation") pertaining to the specific consignment of goods delivered, namely:

*Original Commercial Invoice signed by the Beneficiary/Seller plus three (3) copies.

*3/3 original clean on board Bills of Lading properly issued and endorsed to the order to be nominated by the Seller plus three (3) essential copies.

*Certificate of Origin for the goods issued by Chamber of Commerce of the country of Good's origin / the port city; the original plus one (1) copy.

*Certificate of Quantity issued by a mutually agreed Independent Inspector beforehand; the original plus one (1) copy.

*Certificate of Quality issued by a mutually agreed Independent Inspector beforehand; the original plus one (1) copy.

*Ullage Report; the original plus one (1) copy.

*Time Sheet issued at the port of loading and signed by Master of the Vessel and countersigned by the cargo transmittal agent (the terminal operator) and the Independent Inspector (designated to this task as above); the original plus one
(1) copy. Master the Vessel's receipt for all shipping documents; one original plus one (1) copy.

5.2. The abovementioned Stand-by Letter of Credit shall be issued in US dollars with a validity period of 360 days plus 30 days for final settlement between the Parties.

5.3. The executive bank to open Buyer's Stand-by letter of Credit shall be the Financial Operator's bank.

5.4. Should the Buyer fail to pay in accordance with the art. 5.1. of the present Contract, the Seller shall be indisputably entitled to receive the payment for relevant shipment of the Goods from the Buyer's Stand-by Letter of Credit.

Presentation of documents as per art. 5.1. of the present Contract shall be an obligatory condition in order for the Seller to receive a payment from the Buyer or, if necessary, from the Stand-by Letter of Credit.

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5.5. All shipping documents must be issued in strict conformity with the existing standards and rules as well, as with the Buyer's instructions provided by the Buyer for each single shipment.

All documents listed in art. 5.1. of the present Contract must be performed only in English.

5.6. All banking charges in the Buyer's bank are for the Buyer's account; in Seller's bank for Seller's account.

5.7. The Buyer and the Seller agree that all transactions under the present Contract will be executed through the Financial Operator nominated in Appendix No 5 to the present Contract.

                             6. ACCEPTANCE OF GOODS

6.1. The acceptance of Goods shall be executed in accordance with requirements of the present Contract and Appendix No 1 to the present Contract by the way of transfer of the relevant Bill of Lading to the Buyer.

6.2. Quality of the Goods delivered under the present Contract shall be indicated in the Certificate of Quality issued by Refinery and International Independent inspector (SGS, Saybolt, etc.) at the loading port.

6.3. The quantity of the Goods delivered under the present Contract by the Seller, and accepted by the Buyer shall be defined as the quantity indicated in the Bill of Lading in accordance with quantity found by the independent inspector nominated by the Parties of the Contract.

6.4. The quantity of the Goods is determined in accordance with the methods and standards accepted at the loading port.

6.5. The quantity of Goods, stated in the Bill of Lading shall be considered as final, and binding for both Parties of the present Contract.

6.6. The Seller and the Buyer shall be equally liable for the cost of inspection at the port of loading.

6.7. The Buyer has the right to have its representative at the port of loading (who can be but not necessarily the independent inspector).

6.8. Each separate shipment of Goods can vary by +/- 10% (plus/minus ten per cent) of the contracted or nominated quantity of Goods.

                                7. DELIVERY TERMS

7.1. Not later than 7 (seven) working days prior to the beginning of the month of shipment, the Buyer shall inform the Seller about the quantity of Goods that can be lifted in addition to the quantity of Goods previously confirmed by the Seller.

7.2. Not later than 5 (five) days prior to the beginning of the month of the shipment, the Seller shall notify the Buyer about the shipment schedule and within 2 (two) days after such a schedule should be agreed upon by the Buyer, otherwise such a shipment schedule automatically considered to be agreed upon by the parties of the present Contract.

7.3. Not less then 10 (ten) working days prior to estimated lifting date, the Seller shall advise the Buyer about the exact lifting date and quantity of Goods to be lifted.

7.4. Procedure of the transportation vessel nomination:

7.4.1. The Seller in accordance with the shipment schedule agreed by the Parties shall inform the Buyer, not later than 7 (seven) days prior to tanker arrival at the loading port, name, capacity, flag and draught of the vessel, her estimated date of arrival (ETA) at the port of dischange.

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7.4.2. The Seller shall ensure the timely arrival of chartered vessel at the loading port within the agreed schedule.

7.4.2.1. The vessel shall be in every respect in accordance with international standards ready to load the cargo for which it is nominated.

7.4.3. The Seller shall inform the Buyer by telex/fax about the loaded cargo within 24 hours after actual completion of all the loading procedures.

7.4.4. After loading the Captain of the vessel shall fax and telegraph to the Seller, Buyer and to the Shipowner's agent at the port of discharge the ETA of the vessel 120 hours prior to her arrival at the port of discharge. Her stating capacity, flag and draught of the vessel, quantity of clean and dirty ballast on board and precise time of arrival 48, 24 and 12 hours prior its arrival to the port of loading.

7.4.5. In case of non-compliance with the art.

7.4.2.1. of the present Contract, the Buyer will be released from responsibility for any demurrage incurred due to additional preparation of the vessel and will have the right to refuse unlooding of such vessel. However, the Buyer shall undertake all measures in his power to effect unloading of the tanker as soon as possible.

7.4.6. Vessels, nominated by the Seller should in every respect comply with the loading port's rules and regulations related, but not limited, to fire safety, deballasting and loading capacity as stipulated in loading port's rules and regulations etc., otherwise all damages and costs connected to non-compliance with such rules and regulations shall be borne in full by the Seller.

7.4.7. The Buyer shall provide safe discharge of the vessels at the berths without any additional expenses from the Seller's side in such a way that the vessels stay afloat all the time while unloading operations are in progress.

7.4.8. Upon vessel arrival in the port of discharge and after obtaining by the vessel Captain a Free Practice (sanitary, border and custom inspection) the Captain or his agent shall provide the Buyer's representative with written Notice of Readiness of the vessel for discharge.

7.4.9. Notice of Readiness can be given at any time of day and night, unless it contradicts with the unloading port's rules and regulations.

7.4.10. Laytime will commence 6 (six) hours after such notice have been given by the Captain, whether berthed or not. In case unloading is carried out in two or more ports of discharge, laytime in the other ports of discharge shalll commence from the moment the Notice of Readiness has been handed over by the Captain.

7.4.11. Unloading will be considered completed and laytime calculation shall be ended upon disconnection of loading hoses.

7.4.12. Time period during which unloading can not be effected due to reasons beyond the Buyer's control, such as awaiting for and proceeding of sanitary, border and customs inspection, pilotage, mooring, proceeding from the anchorage to the berth, waiting for and discharging ballast and time during which unloading could not be made due to technical and other conditions not attributable to the tanker will not be counted as laytime, and therefore port rules and regulations shall apply.

7.4.13. Laytime shall be determined to the Buyer in accordance with unloading port's rules and regulations and existing standards for type of a tanker, according to its capacity and quantity of Goods taken on board.

7.4.14. The claims on demurrage should be submitted to the Buyer within 2 (two) months from the date of the relevant Bill of Lading, otherwise such a claim shall be considered null and void and therefore declined.

The demurrage shall be examined and paid within two month from the date of receipt from the Seller of all documents confirming given claim.

7.4.15. The Seller shall submit the following documents for examination of demurrage claims:

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- Statement of Facts;
- Notice of Readiness;
- Copy of tanker Charter Party, as well as any other documents relevant to a particular shipment signed by authorized persons.

                                   8. CLAIMS

8.1. If the quality of the arbitration samples does not correspond to the Contract specification, claims for quality are to be submitted to the Seller within 2 (two) months from the date of the shipment. Any claim received after that date will not be considered by Seller and therefore, Buyer will have no right to appeal for arbitration.

                                9. FORCE-MAJEURE

9.1. This Contract is governed by the regulations of the International Chamber of Commerce, (London, England) with regard to force-majeure circumstances as well as loading port's rules and regulations with regard to force-majeure circumstances.

9.2. Neither one of the parties shall be liable for complete or partial non-performance of its obligations under the present Contract if such is a result of force-majeure circumstances, such as strikes, fires, floods, wars (declared or undeclared), riots, lockout, embargoes, accidents, restrictions imposed by any governmental authority (including quotas, price control) and other circumstances which are out of control of the Contractual Parties, provided that they have arisen after the conclusion of this present Contract.

9.3. If any of the abovementioned circumstances directly affect the performance of the Parties of the present Contact of its obligations in the time period stipulated in the Contract, this time period to perform is to be extended correspondingly for a period during which such circumstances a valid.

                                 10. SANCTIONS

10.1. In case the Buyer delays the payment for Goods as agreed by both Parties in the present Contract terms of payment, the Buyer shall pay to the Seller penalty of 0.1% of the total value of payment due to the Seller for each day of such a delay, but not more than 5 (five) per cent of value of nonpayment. This, however, does not release the Buyer from the fulfilment of obligation under the present Contract. Payment has to be made within 30 (thirty) days starting from the date when such a payment was due in accordance to the art.5.1. of the present Contract.

                                11. ARBITRATION

11.1. All disputes and differences, which may arise out of or in connection to this present Contract, shall be settled by means of negotiations between the Parties.

11.2. Should the Parties fail to come to an agreement within 60 (sixty) days from the date of the Bill of Lading, the matter must be submitted for settlement to Arbitration Court.

11.3. Any dispute or disagreement that may arise from the present Contract or in connection with it will be settled at the Arbitration Court of the International Chamber of Commerce, Paris.

11.4. The verdicts of Arbitration Court will be deemed final and binding upon both Parties.

11.5. Both parties agree to apply international legislation in respect to any dispute or disagreement, and that the present statute about Arbitration Court, which is an integral part of this Contract, will have legal forces independent of the period of validity of the Contract.

                            12. ORDER OF ASSIGNMENT

12.1. The property right on the Goods responsibility as well as all the relevant risks will pass from the Seller to the Buyer from the moment the Goods pass through the flange connection at the loading port.

12.2. Neither Party is entitled to transfer grant its rights and/or obligations under this Contract to a third Party without the other party's previous written (including telex) agreement.

12.3. Any such assignment shall be executed as a notice done in writing from the Party that transfer its rights and obligations, signed by Assignee who takes responsibility for the obligations under this Contract. The Party that is transferring right is appointed Guarantor for fulfilling obligation taken by the Assignee.

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                                13. OTHER TERMS

13.1. The total quantity of the Goods supplied in accordance with the present Contract may be increased by the written agreement between the Parties.

13.2. After Contract signing all previous negotiations and correspondence relating to this matter between the Parties will be considered null and void.

13.3. The text of the present Nontract and its articles and positions, as well as all Appendices to the present Contract, can be changed or complemented within a period of validity of the present Contract (including after the Letter of Credit opening) can be changed or complemented provided that such changes or additions were agreed upon and signed by accredited representatives of the Parties. The indicated changes and the additions should have a full validity and are an integral part of the present Contract.

13.4. Except for specified in the present Contract cases, neither Party should be liable for consequential indirect, arising out of, or in any way connected with the performance or failure to perform under this Contract.

13.5. All taxes, custom and other duties cost, insurance, freight? connected with the conclusion and execution of the present Contract levied before and including the point of acceptance of Goods (Art. 1.1.) except expenses connected to payment, stipulated in paragraph 5 of the present Contract shall be paid by the Seller.

13.6. All taxes and duties levied after the point of acceptance of Goods (art. 1.1.) will be paid by the Buyer.

13.7. Terms and conditions which have not been mentioned in the present Contract are to be regulated by Incoterms-2000 and latest relevant addenda for CIF deliveries.

13.8. The text of the present Contract is in Russian and in English languages and is signed in five originals, two originals for the Buyer, the other two - for the Seller and one - for the Financial Operator. All originals are equally authentic and have the same legal force.

13.9. Signed and sealed copies of this Contract are allowed to be sent by fax and E-mail:, The Parties have the right to ask and receive documents in original sent previously by fax.

13.10. Grammar mistakes and slips if they are in the Contract shall not be considered as contradictions except for figures and beneficiary's names.

13.11. All information contained by the Contract shall be treated as confidential and shall not be disclosed or reproduced in any manner whatsoever in future.

1. 13.12. Parties shall be responsible only for those commissions and fees that they have agreed in writing to pay. Each Party shall be committed to relieve the other Party from all demands or claims of any third Party.

13.13. The following documents will be considered as an integral part of the present Contract:
1. Appendix No 1 Specification.
2. Appendix No 2 Delivery Schedule.
3. Appendix No 3 Seller's Performance Guarantee
4. Appendix No 4 Buyer's Letter of Credit
5. Appendix No 5 Financial Operator.

14. PROCEDURE FOR SIGNING AND IMPLEMENTING THE CONTRACT

14.1. Seller and Buyer sign the present Contract for sale-purchase of the Goods.

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14.2. The Buyer within 2 (two) banking days from the day of singing of the present Contract shall issue the bank letter (Pre - advice) about the readiness to issue SB/LC on terms and conditions of the present Contract to Financial Operator.

14.3. Financial Operator within 2(two) banking days from the moment of the conclusion of the art. 14.2. of the present Contract should issue 2% Stand-by Letter Of Credit Performance Bond Guaranty of the amount of three month consignment (as per Appendix No 3 the present Contract).

14.4. The Buyer, within 3 (three) banking days after complying with the conditions of art. 14.4. of the present Contract, shall issue a Stand-by letter Of Credit (Appendix No 4 the present Contract).

15. DURATION OF THE CONTRACT

15.1. The present Contract comes into force from the date of its signing by Parties and will be valid till the moment of complete fulfilment by the Parties of its obligations in terms of shipments and payments which are compulsory for both Parties, their successors, assignees, principals, and agents.

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